Exhibit 97

SUNOPTA INC.

CLAWBACK POLICY

(Approved October 24, 2023)

1. Introduction.  The Board of Directors (the "Board") of SunOpta Inc. (the "Company") believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. Therefore, the Board has adopted this policy which authorizes the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the "Policy").

2. Administration.  This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

3. Covered Executives.  This Policy applies to the Company's current and former executive officers (as defined in Item 401(b) of Regulation S-K promulgated under the Securities Act of 1933) and such other senior leadership team members who may from time to time be deemed subject to the Policy by the Board (the "Covered Executives").

4. Recoupment; Accounting Restatement.  In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, the Board shall require reimbursement or forfeiture of any excess Incentive Compensation (defined below) received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement, subject to the exceptions listed in Section 7 below. For purposes of determining the relevant recovery period, the date that the Company is required to prepare an accounting restatement is the earlier to occur of (i) the date the Board, the Compensation Committee, or any officer of the Company authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.

5. Incentive Compensation.  For purposes of this Policy, "Incentive Compensation" includes, without limitation, any of the following; provided that, such compensation is granted, earned or vested based wholly or in part on the attainment of a financial reporting measure:

  Annual bonuses and other short- and long-term cash incentives.

  Stock options.

  Stock appreciation rights.

  Restricted stock.

  Restricted stock units.

  Performance shares.

  Performance units.

Financial reporting measures include, without limitation:

  Company stock price.

  Total shareholder return.

  Revenues.

  Net income.

  EBITDA.

  Funds from operations.

  Liquidity measures such as working capital or operating cash flow.

  Return measures such as return on invested capital or return on assets.

  Earnings measures such as earnings per share.

6. Excess Incentive Compensation: Amount Subject to Recovery. The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board, and such amount will be computed without regard to any taxes paid.  If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.  With respect to Incentive Compensation based on stock price or total shareholder return, the amount to be recovered will be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive Compensation was received.

7. Method of Recoupment.  The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

(a) requiring reimbursement of cash Incentive Compensation previously paid;

(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;

(c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

(d) cancelling outstanding vested or unvested equity awards; and/or

(e) taking any other remedial and recovery action permitted by law, as determined by the Board.

Notwithstanding anything to the contrary in this Section 7, the Company is not required to recoup Incentive Compensation if any of the following conditions are met and the Company's Compensation Committee (or in the absence of a Compensation Committee, a majority of the Company's independent directors as defined in Nasdaq rules) has made a determination that recovery would be impracticable:

(i) The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover.

(ii) Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the Company must obtain an opinion of home country counsel that recovery would result in such a violation.

(iii) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

8.  No Indemnification. The Company shall not indemnify any Covered Executives against the loss of any incorrectly calculated Incentive Compensation or any amount recovered under this Policy.

9. Documentation and Provision to Nasdaq.  The Company shall maintain documentation of (a) any determination of a reasonable estimate of the effect of an accounting restatement on stock price or total shareholder return pursuant to Section 6 above and (b) any determination that recoupment of Incentive Compensation is not required pursuant to Sections 7(i) or 7(ii) above. The Company shall provide such documentation to Nasdaq as required by Nasdaq listing rules.

10. Interpretation.  The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy.

11. Effective Date.  This Policy shall be effective as of the date it is adopted by the Board (the "Effective Date") and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives before, on or after that date.

12. Amendment; Termination.  The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company's securities are listed. The Board may terminate this Policy or adopt a new policy at any time.

13. Other Recoupment Rights.  The Board may require that any employment agreement, equity award agreement or similar agreement entered into shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

14. Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.